[redacted]

10029877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-17940

SEC Mail Processing Section
MAR 31 2010
Washington, DC
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Ocean Boulevard, 23rd Floor
(No. and Street)

Long Beach	CA	90802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell T. Hill (562) 435-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Russell T Hill
Signature

Chief Financial Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ ~~See Attached Document (Notary to cross out lines 1–6 below)~~
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of March (Month), 20 10 (Year), by

(1) Russell T. Hill (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to ~~me on~~ the basis of satisfactory evidence ~~to be~~ the person who appeared before me.)

JENNIFER L. CHEL
Commission # 1732391
Notary Public - California
Los Angeles County
My Comm. Expires Apr 16, 2011

Place Notary Seal Above

Signature [signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath for Annual Audited Report

Document Date: 4/4 Number of Pages: Two

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

HALBERT, HARGROVE & CO.

FINANCIAL STATEMENTS
JANUARY 31, 2010 AND 2009

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Office:
Irvine

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.:

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 26, 2010

HALBERT, HARGROVE & CO.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	January 31, 2010	January 31, 2009
ASSETS		
Cash and cash equivalents	$ 71,782	$ 96,113
Miscellaneous receivables	13,984	14,759
Prepaid expenses	5,006	18,684
Investment	690,896	447,574
Deferred income taxes	20,826	9,502
Other assets	2,945	2,945
TOTAL ASSETS	$ 805,439	$ 589,577

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
LIABILITIES		
Accounts payable	$ 796	$ 276
Accrued expenses	3,421	3,690
Deferred income taxes	177,397	73,992
	181,614	77,958
COMMITMENTS (Note 3)		
Subordinated borrowings	25,042	25,042
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 30,000 shares authorized	18,675	18,675
Additional paid-in capital	75,923	75,923
Retained earnings	504,185	391,979
	598,783	486,577
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 805,439	$ 589,577

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF INCOME

	For the Year Ended January 31, 2010	2009
REVENUE		
Commissions – sale of investment company shares	$ 89,867	$ 143,837
Commissions – sale of variable annuities	51,843	47,810
Unrealized gain on investment	243,322	
Other revenue	16,905	36,897
	401,937	228,544
EXPENSES		
Sales and administrative employees' expenses	149,284	164,858
Communications	1,288	283
Occupancy costs	5,400	6,000
Interest expense	2,254	2,254
Regulatory fees and expenses	5,571	6,323
Compliance	14,880	15,345
Other expenses	18,173	32,899
	196,850	227,962
INCOME BEFORE INCOME TAXES	205,087	582
PROVISION FOR INCOME TAXES	92,881	757
NET INCOME (LOSS)	$ 112,206	($ 175)

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE FEBRUARY 1, 2008	18,675	$ 18,675	$ 75,923	$ 392,154	$ 486,752
NET LOSS				(175)	(175)
BALANCE AT JANUARY 31, 2009	18,675	18,675	75,923	391,979	486,577
NET INCOME				112,206	112,206
BALANCE AT JANUARY 31, 2010	18,675	$ 18,675	$ 75,923	$ 504,185	$ 598,783

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

	For the Year Ended January 31,	
	2010	2009
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR	$ 25,042	$ 25,042
SUBORDINATED BORROWINGS AT END OF YEAR	$ 25,042	$ 25,042

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31, 2010	For the Year Ended January 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 112,206	($ 175)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Deferred income taxes	92,081	(1,307)
Unrealized gain on investment	(243,322)	
(Increase) decrease in:		
Miscellaneous receivables	775	10,065
Prepaid expenses	13,678	(12,777)
Other assets		1,240
Increase (decrease) in:		
Accounts payable	520	185
Accrued expenses	(269)	(2,516)
Income taxes payable		(9,380)
Net Cash Used In Operating Activities	(24,331)	(14,665)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment		(25,616)
Net Cash Used In Investing Activities		(25,616)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(24,331)	(40,281)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,113	136,394
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 71,782	$ 96,113
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for:		
Income taxes	None	$ 13,400
Interest	$ 2,254	$ 2,254

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2010 AND 2009

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the state of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company limits its business to the distribution of mutual funds and/or variable life insurance or annuities to its customers, who are primarily middle- to high-income individuals and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Basis of Presentation of Financial Statements

In June 2009, the Financial Accounting Standards Board (FASB) established the Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles (GAAP). Existing GAAP is not intended to be changed as a result of the Codification and, accordingly, the change did not impact the Company's financial statements. The Codification does change the way the guidance is organized and presented.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require the most significant, difficult and subjective judgments include those made for the valuation of the investment and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents – Concentration of Credit Risk

Cash and cash equivalents are composed of cash on deposit and money market fund shares.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. Given the current economic environment and risks in the financial industry, there is risk that these deposits may not be readily available or may not be covered by insurance.

Fair Value Measurements

On February 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* (ASC 820) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. (See Note 2.)

On February 1, 2009, the Company adopted the provisions of ASC 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2010 AND 2009

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes (Continued)

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, differences in timing of deductibility of deferred compensation, vacation expense, and taxability of unrealized gains and income from investments. The significant component of the Company's deferred tax liability for the years ended January 31, 2010 and 2009 is approximately $165,000 and $64,000, respectively, in connection to the unrealized gain on investment.

The FASB guidance contained in ASC 740, *Income Taxes,* addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The company adopted the guidance in ASC 740 regarding uncertainty in income taxes February 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2009 for federal tax filings and 2005-2009 for California tax filings. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of ASC 740 for uncertainty in income taxes and believes its estimates are appropriate based on current facts and circumstances.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 26, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 – Investment

At January 31, 2010 and 2009, respectively, the Company owns a 4.54% and 4.81% ownership interest in Special Class 3 Capital Units in an affiliated company sharing a common controlling ownership (the affiliate). This investment is not readily marketable. Prior to February 1, 2009, management has estimated the fair value utilizing a methodology that includes multiples based on pretax income, projected pretax income, total revenues, and assets under management. As of February 1, 2009, management has established a new methodology that uses a multiple of assets under management.

The Company adopted ASC 820 on February 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2 – Investment (Continued)

The following table presents assets that are measured at fair value on a recurring basis at January 31, 2010:

		Fair Value Measurements at Reporting Date Using		
	January 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment	$ 690,896			$ 690,896
Total	$ 690,896	None	None	$ 690,896

The following table presents assets that are measured at fair value on a recurring basis at January 31, 2009:

		Fair Value Measurements at Reporting Date Using		
	January 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment	$ 447,574			$ 447,574
Total	$ 447,574	None	None	$ 447,574

NOTE 2 – Investment (Continued)

The following table presents the Company's activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC 820:

	Investment
Balance at February 1, 2008	$ 421,958
Purchases	25,616
Balance at January 31, 2009	447,574
Total gains or losses, realized or unrealized	243,322
Balance at January 31, 2010	$ 690,896

The financial statements as of and for the year ended January 31, 2010 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of ASC 820.

NOTE 3 – Commitments

Operating Leases

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in June 2015, with two renewal options for a total of ten additional years. The Company has a sublease agreement with the affiliate, which covers approximately 99% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2010 and 2009 was approximately $5,000 and $6,000, respectively, which is net of sublease reimbursements of approximately $413,000 and $471,000 for the years ended January 31, 2010 and 2009, respectively.

NOTE 3 – Commitments (Continued)

Operating Leases (Continued)

Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Year Ending January 31,	
2011	$ 296,244
2012	415,895
2013	449,058
2014	464,696
2015	480,844
Thereafter	206,721
Total	$ 2,313,458

Future minimum sublease payments to be received on noncancelable sublease agreements are as follows:

Year Ending January 31,	
2011	$ 291,294
2012	410,495
2013	443,658
2014	459,296
2015	475,444
Thereafter	204,471
Total	$ 2,284,658

NOTE 4 – Related-Party Transactions

Subordinated Borrowings

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2012. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Reimbursed Expenses

The Company reimburses the affiliate for salaries and other expenses. These costs totaled approximately $9,400 and $12,200 for the years ended January 31, 2010 and 2009, respectively.

NOTE 5 – Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended January 31,	
	2010	**2009**
Current:		
Federal		$ 1,264
State	$ 800	800
	800	2,064
Deferred income taxes	92,081	(1,307)
	$ 92,881	$ 757

The Company is subject to California minimum tax of $800, regardless of the net income.

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2010, the Company had net capital of $67,377, which was $62,377 in excess of its required net capital, and the Company's net capital ratio was .06 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
JANUARY 31, 2010

NET CAPITAL	
Stockholders' equity per the Company's unaudited X-17A-5 Part IIA filing	$ 448,310
Net audit adjustments	150,473
Stockholders' equity	598,783
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,042
Other allowable credits - deferred income taxes payable	177,397
Total capital and allowable subordinated borrowings	801,222
DEBITS:	
Nonallowable assets:	
Receivables from noncustomers	13,984
Investments not readily marketable	690,896
Prepaid expenses and deferred income taxes	25,832
Other assets	2,945
	733,657
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	67,565
HAIRCUT ON SECURITIES POSITION, mutual funds	188
NET CAPITAL	67,377
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $4,217	5,000
Excess net capital	$ 62,377
Excess net capital at 1000%	$ 66,955
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 4,217
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.06
PERCENT OF DEBT TO DEBT-EQUITY TOTAL	3.9%

Note: A reconciliation of the above computation to the Company's corresponding unaudited form X-17A-5, Part II, is not required, as no material differences exist.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE II
JANUARY 31, 2010

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(1) as of January 31, 2010. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(1) as of January 31, 2010. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Office:
Irvine

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Halbert, Hargrove & Co.:

In planning and performing our audit of the financial statements of Halbert, Hargrove & Co. (the Company), as of and for the year ended January 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 26, 2010